

October 12, 2022

Kevin Kane
Chief Legal Officer
CCC Intelligent Solutions Holdings Inc.
167 N. Green Street, 9th Floor
Chicago, IL 60607

> **Re: CCC Intelligent Solutions Holdings Inc.**
> **Registration Statement on Form S-3**
> **Filed October 7, 2022**
> **File No. 333-267793**

Dear Kevin Kane:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ross M. Leff, Esq.